FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐            No  ☒

Banco Santander, S.A.

Item
1	Material fact dated April 27, 2012

MATERIAL FACT

ANNOUNCEMENTS OF RESULTS OF TENDER OFFER INVITATION

Following the material fact notification dated 25 April 2012 (registration number 162.297) Banco Santander, S.A. hereby notifies the weighted average purchase price (“Weighted Average Price”) of each of the Securities accepted for purchase as set out below.

TABLE OF SECURITIES

Senior Securities

			Aggregate Outstanding
Issuer	Series[1]	ISIN	Principal Amount Accepted for Purchase	Weighted Average Price
Fondo de Titulización de Activos, Hipotebansa X	Series A EUR 898,700,000.00	ES0338356001	EUR 6,335,728.98	89.81%
Fondo de Titulización de Activos, Hipotebansa XI	Series A EUR 1,040,800,000.00	ES0338447008	EUR 4,610,449.80	86.06%
Fondo de Titulización de Activos Santander Hipotecario 1	Series A EUR 1,718,400,000.00	ES0309364000	EUR 95,501,326.93	86.25%
Fondo de Titulización de Activos Santander Hipotecario 2	Series A EUR 1,801,500,000.00	ES0382042002	EUR 45,678,988.94	82.47%
Fondo de Titulización de Activos Santander Hipotecario 3	Series A1 EUR 613,300,000.00	ES0338093000	EUR 0.00	—
Fondo de Titulización de Activos Santander Hipotecario 3	Series A2 EUR 1,540,000,000.00	ES0338093018	EUR 0.00	—
Fondo de Titulización de Activos Santander Hipotecario 3	Series A3 EUR 420,000,000.00	ES0338093026	EUR 151,184,060.00	75.94%
Fondo de Titulización de Activos Santander Público 1	Series A EUR 1,813,000,000.00	ES0338185004	EUR 9,186,150.00	93.00%
Fondo de Titulización de Activos FTPyme Santander 1	Series B1(G) EUR 537,100,000.00	ES0339773014	EUR 0.00	—
Fondo de Titulización de Activos FTPyme Santander 2	Series A EUR 1,228,500,000.00	ES0338048004	EUR 0.00	—
Fondo de Titulización de Activos FTPyme Santander 2	Series B(G) EUR 373,500,000.00	ES0338048012	EUR 0.00	—
Fondo de Titulización de Activos Santander Empresas 2	Series A2 EUR 1,365,000,000.00	ES0338058011	EUR 0.00	—
Fondo de Titulización de Activos, Santander Empresas 3	Series A2 EUR 1,800,000,000.00	ES0337710018	EUR 37,635,861.40	95.34%
Fondo de Titulización de Activos, Santander Empresas 3	Series A3 EUR 627,500,000.00	ES0337710026	EUR 34,583,055.00	95.80%
Fondo de Titulización de Activos Pymes Banesto 2	Series A2 EUR 541,700,000.00	ES0372260010	EUR 2,085,848.00	93.00%
Fondo de Titulización de Activos Santander Consumer Spain Auto 07-1	Series A EUR 1,902,000,000.00	ES0337709002	EUR 1,736,293.13	97.00%

[1]

All references to an amount in EUR in this column are to the original principal amount of the Securities. Such principal amount may have been reduced by prepayments in accordance with the terms of such Securities.

Mezzanine Securities

Aggregate Outstanding
Issuer	Series[2]	ISIN	Principal Amount Accepted for Purchase	Weighted Average Price
Fondo de Titulización de Activos Hipotebansa X	Series B EUR 18,300,000.00	ES0338356019	EUR 4,203,163.58	63.19%
Fondo de Titulización de Activos, Hipotebansa XI	Series B EUR 21,200,000.00	ES0338447016	EUR 0.00	—
Fondo de Titulización de Activos Santander Hipotecario 2	Series D EUR 49,800,000.00	ES0382042036	EUR 38,900,000.00	50.00%
Fondo de Titulización de Activos Santander Hipotecario 2	Series E EUR 19,600,000.00	ES0382042044	EUR 0.00	—
Fondo de Titulización de Activos Santander Hipotecario 3	Series E EUR 28,000,000.00	ES0338093067	EUR 0.00	—
Fondo de Titulización de Activos, Santander Empresas 1	Series D EUR 170,500,000.00	ES0382041046	EUR 18,600,000.00	70.00%
Fondo de Titulización de Activos Santander Empresas 2	Series B EUR 84,100,000.00	ES0338058029	EUR 0.00	—
Fondo de Titulización de Activos Santander Empresas 2	Series C EUR 62,300,000.00	ES0338058037	EUR 0.00	—
Fondo de Titulización de Activos Santander Empresas 2	Series D EUR 59,500,000.00	ES0338058045	EUR 0.00	—
Fondo de Titulización de Activos Santander Empresas 2	Series E EUR 29,000,000.00	ES0338058052	EUR 0.00	—
Fondo de Titulización de Activos, Santander Empresas 3	Series E EUR 45,500,000.00	ES0337710067	EUR 0.00	—
Fondo de Titulización de Activos Santander Financiación 1	Series B EUR 25,700,000.00	ES0382043018	EUR 0.00	—
Fondo de Titulización de Activos Santander Financiación 1	Series D EUR 47,500,000.00	ES0382043034	EUR 0.00	—
Fondo de Titulización de Activos Pymes Banesto 2	Series B EUR 24,300,000.00	ES0372260028	EUR 0.00	—
Fondo de Titulización de Activos Pymes Banesto 2	Series C EUR 34,000,000.00	ES0372260036	EUR 0.00	—
Financiación Banesto 1 Fondo de Titulización de Activos	Series B EUR 24,000,000.00	ES0337648010	EUR 0.00	—
Financiación Banesto 1 Fondo de Titulización de Activos	Series C EUR 16,000,000.00	ES0337648028	EUR 0.00	—

Boadilla del Monte (Madrid), 27 April 2012

[2]

All references to an amount in EUR in this column are to the original principal amount of the Securities. Such principal amount may have been reduced by prepayments in accordance with the terms of such Securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 27, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President